Prospectus Supplement

John Hancock Tax-Advantaged Global Shareholder Yield Fund (the fund)

Supplement dated May 13, 2022 to the current Prospectus, as supplemented (the Prospectus)

The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; and (iii) percentage premium to NAV per Common Share.

The last reported sale price, NAV per share and percentage discount to NAV per share of the Common Shares as of May 11, 2022 were $5.46, $5.97, and -8.54%, respectively.

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.

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